Max Berueffy, Senior Associate Counsel

max.berueffy@protective.com

(205) 268-3581 direct

(205) 268-3597 fax

(800) 866-3555 toll-free

March 31, 2016

VIA E-MAIL AND EDGAR

Mr. Keith Gregory

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

RE:	Post-Effective Amendment No. 1 to the Registration Statement
on Form N-6 for Protective Strategic Objectives VUL
Protective Life Insurance Company
Protective Variable Life Separate Account
File Nos. 333-206951 and 811-7337

Dear Mr. Gregory:

On behalf of Protective Life Insurance Company (the “Company”), I am forwarding to you for your convenience a copy of the above-referenced Post-Effective Amendment No. 1 (the “Amendment”) to the registration statement on Form N-6 for the Protective Strategic Objectives VUL individual flexible premium variable and fixed life insurance policy (the “Policy”) filed with the Securities and Exchange Commission on March 31, 2016.  The Amendment was filed under paragraph (a) of Rule 485 under the Securities Act of 1933 to reflect an increase in the current cost of insurance charge under the Policy for certain insureds.  The Company notes that the registration statement for the Policy became effective on December 29, 2015 and that sales of the Policy have not yet commenced.  The Company anticipates that sales of the Policy will commence on or after May 31, 2016.

For your convenience, I am also forwarding to you a marked copy of the prospectus and statement of additional information (“SAI”) to the Amendment.  The marked prospectus and SAI highlight changes made from the prospectus and SAI included in Pre-Effective Amendment No. 1 to the Form N-6 registration statement for the Policy filed on December 22, 2015.

*    *    *

If you have any questions or comments regarding the Amendment, or if there is anything that we can do to facilitate the Staff’s review of the Amendment, please call the undersigned at (205) 268-3581 or Tom Bisset at (202) 383-0118.  As always, we greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy

Max Berueffy
Senior Associate Counsel

Attachment

cc:        Thomas Bisset, Esq.